SHINSEI BANK

04 MAR 31 AM 7:21

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775
March 22, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04010996

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated March 12, 2004 (Attached hereto as Exhibit A-1)
(2) Press release dated March 15, 2004 (Attached hereto as Exhibit A-2)
(3) Press release dated March 17, 2004 (Attached hereto as Exhibit A-3)

B. Japanese Language Documents

(1) Press release dated March 12, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(3) Press release dated March 15, 2004
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(4) Press release dated March 17, 2004
(English Translation attached hereto as Exhibit B-3, the same as A-3)

Very truly yours,

Shinsei Bank, Limited

By ______________________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

PROCESSED
APR 06 2004
THOMSON FINANCIAL

dlw 4/5

Exhibit A - 1

INFORMATION

SHINSEI BANK

04 MAR 31 7:21

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

March 12, 2004
Shinsei Bank, Limited
(Code No. 8303)

Shinsei Bank Enters Advisory Services Agreement with Taiwan's Chiao Tung Bank

- CTB to Transform Technology and Operations to Drive Growth -

Shinsei Bank, Limited ("Shinsei Bank") and Shinsei Information Technology Co., Ltd. ("SIT"), a wholly owned subsidiary of Shinsei Bank, have agreed to enter into an advisory services agreement with Chiao Tung Bank ("CTB"), a part of the Taiwanese finance holding company Mega Financial Holding, to improve CTB's IT systems and operations processes.

To achieve its business growth objectives, CTB has identified the transformation of its IT systems and operations process as a key step. For this, CTB has been considering several options, including working with institutions that have achieved similar results. CTB has been in discussions with Shinsei Bank to explore the possibility of the two organizations working together in this regard.

Since Shinsei Bank re-launched its business in March 2000, it has made innovative use of IT to develop systems and processes that enables Shinsei Bank to respond quickly to customers' needs, while keeping costs low. At the same time, Shinsei Bank has streamlined its processes, making them more efficient. By leveraging its experience and accumulated know-how, Shinsei will work with CTB to transform its IT systems and operations processes.

An overview of the agreement is as follows:

1. Shinsei Bank and SIT will offer a range of advisory services to CTB, including:
    a. Strategic advice for transforming IT systems and operations processes
    b. Selection/recommendation of vendors to help accomplish the desired transformation
    c. Support of CTB's efforts to achieve its objectives
2. A steering committee will be created, made up of members from SIT and CTB's management to coordinate the project and review recommendations made as part of the advisory services.
3. The agreement will be valid for two years, beginning April 1, 2004.

CTB believes that this alliance will enable it to create competitive services for customers in its traditional corporate banking business, as well as in its retail business. The Shinsei Bank group plans to offer similar IT advisory services to customers in Japan and overseas.

Company Profile of Shinsei Information Technology Co., Ltd.

SIT is a wholly-owned subsidiary of Shinsei Bank specializing in IT services -- including the development, deployment, maintenance and operations of Information Systems -- to Shinsei Bank and its affiliates. SIT is expanding its IT transformation business to Corporations.

Established in:	August 1983
Capital Stock:	JPY 100 million
Head Office:	Shinagawa-ku, Tokyo
President:	Osamu Shimamura
Sales:	JPY 2,194 million (as of March 31, 2003)
Number of Employees:	212 (as of March 31, 2003)

Company Profile of Chiao Tung Bank (CTB)

CTB, a subsidiary of Mega, is a leading Taiwanese commercial bank, with one of the largest major corporate lending and equity investment portfolios of Taiwan's commercial banks. CTB is closely linked to the economic environment and continues to enlarge the scale of operations by developing its four core businesses: lending, investment, foreign exchange and consumer banking business.

Established in:	1907
Capital Stock:	NT 27,148 million (as of December 31, 2002)
Total Assets:	NT 589,837 million
Number of Employees:	1,319

Company Profile of Mega Financial Holding

Mega Financial Holding Company, a leading financial holding company in Taiwan, includes two major banks, CTB and ICBC (The International Commercial Bank of China), and companies spanning the entire financial services field, including insurance and securities.

Established in:	February 2002
Capital Stock:	NT 110,488 million (as of December 31, 2002)
Total Assets:	NT 1,649,624 million

Note: NT 1 is about JPY 3.3 (as of March 12, 2004)

Exhibit A - 2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Servicer Receives "Above Average" Residential Loan Primary Servicer Ranking from S&P

Tokyo (Monday, March 15, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Shinsei Servicing Company ("Shinsei Servicer"), a subsidiary of Shinsei Bank, was assigned a Residential Loan Primary Servicer ranking of "Above Average (Outlook: Stable)" by Standard and Poor's ("S&P"). S&P's servicer rankings are broken down into five categories: "Strong," "Above Average," "Average," "Below Average," and "Weak".

Shinsei Servicer is the first Japan-based residential loan primary servicer holding a servicing license from the Ministry of Justice to be added to S&P's Selected Servicer List. This Above Average ranking reflects Shinsei Servicer's solid servicing track record, sound internal controls, excellent IT system, and reliable and transparent investor reporting.

Servicing is a key part of the securitization business. Shinsei Servicer supports securitization deals done by Shinsei Bank for itself and for its customers, as well as third-party transactions done outside the Shinsei Bank Group.

<u>Information about Shinsei Servicer</u>

Company Name:	Shinsei Servicing Company
Address:	1-8, Uchisaiwaicho 2-Chome, Chiyoda, Tokyo
Established:	October 19, 2001
Business License:	Ministry of Justice License No. 63 Permitted on January 21, 2002
Capital:	JPY 500 million
President:	Takehiko Goto
Loan Balance:	Approximately JPY 386 billion (including backup servicing)

Exhibit A - 3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank to Securitize Installment Sales Receivables for Services

- JPY 20 Billion Domestic Private Placement Issued by Shinsei Sales Finance SPC -

Tokyo (Wednesday, March 17, 2004) – Shinsei Bank, Ltd. ("Shinsei Bank") announced today the securitization of installment sales receivables of its subsidiary, Shinsei Sales Finance, Co. Ltd. ("SSF"). These installment sales receivables are for purchases made not only for goods, but also for services. This is the first time that installment sales receivables for services will be securitized in Japan.

In February 2004, Shinsei Bank acquired the installment credit business of Teijin Finance Limited and relaunched the company as SSF. Shinsei Bank is securitizing the equivalent of JPY 21.5 billion in principal of installment sales receivables originated and held by SSF. The bonds will be privately placed with institutional investors and corporations in Japan.

Shinsei Bank is the arranger of the securitization and SSF is the servicer of the underlying receivables. Moody's has assigned provisional ratings to the bonds, which will be marketed to institutional and corporate investors by Shinsei Securities, Ltd. The bonds are divided into nine classes based on Expected Maturity Date; all classes are expected to receive a definitive rating of Aaa. Based on the excellent performance on the underlying assets, the credit enhancement for Aaa has been set at 14.2%.

Securitization of installment sales receivables for the purchase of goods is already taking place in Japan. However, due to a lack of understanding of risk factors, including the impact of the cancellation of installment sales contracts for purchases of services, it was generally thought that this type of asset was difficult to securitize. By analyzing historical data and the legal aspects of the underlying sales contracts, and by modifying the eligible criteria for service related installments to include one year seasoning, Shinsei Bank has made it possible to securitize this asset class for the first time in Japan.

Summary of Transaction

Issuer:	Shinsei Sales Finance One Special Purpose Company
Type of Issuance:	Private Placement to Institutional Investors and Corporations
Total Amount of Issuance:	JPY 20 billion (tentatively)
Closing Date:	March 30, 2004
Expected Maturity:	Class A Bonds: June 23, 2004, through Class Z Bonds: September 25, 2007

Legal Maturity:	February end, 2009
Arranger:	Shinsei Bank, Limited
Seller/Servicer:	Shinsei Sales Finance Co., Ltd.
Trustee:	Shinsei Trust & Banking Co., Ltd.
Back-up Servicer:	Shinsei Trust & Banking Co., Ltd.
Bond Trustee:	Shinsei Bank, Limited
Private Placement Dealer:	Shinsei Securities Co., Inc.

Exhibit B-1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

March 12, 2004
Shinsei Bank, Limited
(Code No. 8303)

Shinsei Bank Enters Advisory Services Agreement with Taiwan's Chiao Tung Bank

- CTB to Transform Technology and Operations to Drive Growth -

Shinsei Bank, Limited ("Shinsei Bank") and Shinsei Information Technology Co., Ltd. ("SIT"), a wholly owned subsidiary of Shinsei Bank, have agreed to enter into an advisory services agreement with Chiao Tung Bank ("CTB"), a part of the Taiwanese finance holding company Mega Financial Holding, to improve CTB's IT systems and operations processes.

To achieve its business growth objectives, CTB has identified the transformation of its IT systems and operations process as a key step. For this, CTB has been considering several options, including working with institutions that have achieved similar results. CTB has been in discussions with Shinsei Bank to explore the possibility of the two organizations working together in this regard.

Since Shinsei Bank re-launched its business in March 2000, it has made innovative use of IT to develop systems and processes that enables Shinsei Bank to respond quickly to customers' needs, while keeping costs low. At the same time, Shinsei Bank has streamlined its processes, making them more efficient. By leveraging its experience and accumulated know-how, Shinsei will work with CTB to transform its IT systems and operations processes.

An overview of the agreement is as follows:

1. Shinsei Bank and SIT will offer a range of advisory services to CTB, including:
   a. Strategic advice for transforming IT systems and operations processes
   b. Selection/recommendation of vendors to help accomplish the desired transformation
   c. Support of CTB's efforts to achieve its objectives
2. A steering committee will be created, made up of members from SIT and CTB's management to coordinate the project and review recommendations made as part of the advisory services.
3. The agreement will be valid for two years, beginning April 1, 2004.

CTB believes that this alliance will enable it to create competitive services for customers in its traditional corporate banking business, as well as in its retail business. The Shinsei Bank group plans to offer similar IT advisory services to customers in Japan and overseas.

Company Profile of Shinsei Information Technology Co., Ltd.

SIT is a wholly-owned subsidiary of Shinsei Bank specializing in IT services -- including the development, deployment, maintenance and operations of Information Systems -- to Shinsei Bank and its affiliates. SIT is expanding its IT transformation business to Corporations.

Established in:	August 1983
Capital Stock:	JPY 100 million
Head Office:	Shinagawa-ku, Tokyo
President:	Osamu Shimamura
Sales:	JPY 2,194 million (as of March 31, 2003)
Number of Employees:	212 (as of March 31, 2003)

Company Profile of Chiao Tung Bank (CTB)

CTB, a subsidiary of Mega, is a leading Taiwanese commercial bank, with one of the largest major corporate lending and equity investment portfolios of Taiwan's commercial banks. CTB is closely linked to the economic environment and continues to enlarge the scale of operations by developing its four core businesses: lending, investment, foreign exchange and consumer banking business.

Established in:	1907
Capital Stock:	NT 27,148 million (as of December 31, 2002)
Total Assets:	NT 589,837 million
Number of Employees:	1,319

Company Profile of Mega Financial Holding

Mega Financial Holding Company, a leading financial holding company in Taiwan, includes two major banks, CTB and ICBC (The International Commercial Bank of China), and companies spanning the entire financial services field, including insurance and securities.

Established in:	February 2002
Capital Stock:	NT 110,488 million (as of December 31, 2002)
Total Assets:	NT 1,649,624 million

Note: NT 1 is about JPY 3.3 (as of March 12, 2004)

Exhibit B-2

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Servicer Receives "Above Average" Residential Loan Primary Servicer Ranking from S&P

Tokyo (Monday, March 15, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Shinsei Servicing Company ("Shinsei Servicer"), a subsidiary of Shinsei Bank, was assigned a Residential Loan Primary Servicer ranking of "Above Average (Outlook: Stable)" by Standard and Poor's ("S&P"). S&P's servicer rankings are broken down into five categories: "Strong," "Above Average," "Average," "Below Average," and "Weak".

Shinsei Servicer is the first Japan-based residential loan primary servicer holding a servicing license from the Ministry of Justice to be added to S&P's Selected Servicer List. This Above Average ranking reflects Shinsei Servicer's solid servicing track record, sound internal controls, excellent IT system, and reliable and transparent investor reporting.

Servicing is a key part of the securitization business. Shinsei Servicer supports securitization deals done by Shinsei Bank for itself and for its customers, as well as third-party transactions done outside the Shinsei Bank Group.

Information about Shinsei Servicer

Company Name:	Shinsei Servicing Company
Address:	1-8, Uchisaiwaicho 2-Chome, Chiyoda, Tokyo
Established:	October 19, 2001
Business License:	Ministry of Justice License No. 63 Permitted on January 21, 2002
Capital:	JPY 500 million
President:	Takehiko Goto
Loan Balance:	Approximately JPY 386 billion (including backup servicing)

Exhibit B-3

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank to Securitize Installment Sales Receivables for Services

- JPY 20 Billion Domestic Private Placement Issued by Shinsei Sales Finance SPC -

Tokyo (Wednesday, March 17, 2004) – Shinsei Bank, Ltd. ("Shinsei Bank") announced today the securitization of installment sales receivables of its subsidiary, Shinsei Sales Finance, Co. Ltd. ("SSF"). These installment sales receivables are for purchases made not only for goods, but also for services. This is the first time that installment sales receivables for services will be securitized in Japan.

In February 2004, Shinsei Bank acquired the installment credit business of Teijin Finance Limited and relaunched the company as SSF. Shinsei Bank is securitizing the equivalent of JPY 21.5 billion in principal of installment sales receivables originated and held by SSF. The bonds will be privately placed with institutional investors and corporations in Japan.

Shinsei Bank is the arranger of the securitization and SSF is the servicer of the underlying receivables. Moody's has assigned provisional ratings to the bonds, which will be marketed to institutional and corporate investors by Shinsei Securities, Ltd. The bonds are divided into nine classes based on Expected Maturity Date; all classes are expected to receive a definitive rating of Aaa. Based on the excellent performance on the underlying assets, the credit enhancement for Aaa has been set at 14.2%.

Securitization of installment sales receivables for the purchase of goods is already taking place in Japan. However, due to a lack of understanding of risk factors, including the impact of the cancellation of installment sales contracts for purchases of services, it was generally thought that this type of asset was difficult to securitize. By analyzing historical data and the legal aspects of the underlying sales contracts, and by modifying the eligible criteria for service related installments to include one year seasoning, Shinsei Bank has made it possible to securitize this asset class for the first time in Japan.

Summary of Transaction

Issuer:	Shinsei Sales Finance One Special Purpose Company
Type of Issuance:	Private Placement to Institutional Investors and Corporations
Total Amount of Issuance:	JPY 20 billion (tentatively)
Closing Date:	March 30, 2004
Expected Maturity:	Class A Bonds: June 23, 2004, through Class Z Bonds: September 25, 2007

Legal Maturity:	February end, 2009
Arranger:	Shinsei Bank, Limited
Seller/Servicer:	Shinsei Sales Finance Co., Ltd.
Trustee:	Shinsei Trust & Banking Co., Ltd.
Back-up Servicer:	Shinsei Trust & Banking Co., Ltd.
Bond Trustee:	Shinsei Bank, Limited
Private Placement Dealer:	Shinsei Securities Co., Inc.